UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UTStarcom Holdings Corp.

(Name of Issuer)

Ordinary Shares, Par Value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Gu Guoping Shanghai Phicomm Communication Co. Ltd. 3666 Sixian Road Songjiang District Shanghai, People’s Republic of China 011-86-21- 31183118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918076100

1.	Names of Reporting Persons.
GU GUOPING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

IN

2

CUSIP No. 918076100

1.	Names of Reporting Persons.
Shanghai Phicomm Communication Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO

3

CUSIP No. 918076100

1.	Names of Reporting Persons.
Phicomm Technology (Hong Kong) Co., Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO

4

CUSIP No. 918076100

1.	Names of Reporting Persons.
The Smart Soho International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,739,932
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

CO

5

CUSIP No. 918076100

1.	Names of Reporting Persons.
Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Peoples Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,739,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,739,932

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

31.7%
14.	Type of Reporting Person

PN

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Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value US$0.00375 per share (the “Ordinary Shares”) of UTStarcom Holdings Corp., a Cayman Islands corporation (the “Issuer”). The principal executive office of the Issuer is located at Level 6, 28 Hennessy Road, Admiralty, Hong Kong.

Item 2.	Identity and Background

This Schedule 13D is filed by Gu Guoping, Shanghai Phicomm Communication Co., Ltd. (“Phicomm”), Phicomm Technology (Hong Kong) Co., Limited (“Phicomm HK”), The Smart Soho International Limited (“Smart Soho”) and Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) (“the Fund”). Mr. Gu, Phicomm, Phicomm HK and Smart Soho are sometimes hereinafter referred to collectively as the “Phicomm Group,” and the Phicomm Group and the Fund are sometimes referred to collectively as the “Filing Persons” and each, individually, as a “Filing Person.” In addition, Smart Soho is sometimes hereinafter referred to as the “Acquirer”

The following sets forth certain information regarding the Filing Persons:

GU GUOPING. Mr. Gu is an individual and a citizen of the People’s Republic of China. His principal occupation is as Chairman of Phicomm. In connection with the acquisition of the Issuer’s Ordinary Shares reported herein, subject to satisfaction of certain conditions (see Item 4), he wass elected a director and Chairman of the Board of the Issuer. Mr. Gu, directly and through entities he owns and/or controls, is the beneficial owner of 39.86% of the share capital of Phicomm. Mr. Gu may also be deemed the beneficial owner of 11.55% of the share capital held by certain other shareholders of Phicomm who have agreed to act in concert with Mr. Gu Accordingly, Mr. Gu may be deemed the beneficial owner of 51.41% of the share capital of Phicomm and to control Phicomm.

PHICOMM. Phicomm is a corporation organized under the laws of the People’s Republic of China (“PRC”). Its principal business office is located at 3666 Sixian Road Songjiang District Shanghai, People’s Republic of China. Phicomm is a leading technology company involved in research, development and manufacture of networking and communication equipment. Its primary businesses cover the areas of mobile, IP Networking and communication products for personal, small office/home office (SOHO) users and enterprise users, cloud service business and ICT smart city.

PHICOMM HK. Phicomm HK is a corporation organized under the laws of Hong Kong. Phicomm HK is principally engaged in the business of trading in smart phones, smart phone parts and accessories and other communication products and parts and in acting as an investment holding company, and its registered office is located at Suite 1205-6, ICBC Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong. Phicomm HK is a wholly-owned subsidiary of Phicomm and was organized to hold Phicomm’s shares of Smart Soho in connection with Smart Soho’s acquisition the Issuer’s Ordinary Shares in the transactions described in this Schedule 13D.

ACQUIRER. Smart Soho is a Cayman Islands corporation. The principal business of the Acquirer is acting as an investment holding company, and its registered office is located PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Acquirer is an indirect, majority-owned subsidiary of Phicomm and was organized to acquire the Issuer’s ordinary shares in the transactions described in this Schedule 13D. Phicomm HK directly owns 60% of the Acquirer’s outstanding shares.

THE FUND. The Fund is an investment limited partnership organized under the laws of the People’s Republic of China. The Fund’s registered office is located at No. 19, Yinglong Road, Longxing Township, Yubei, Chongqing, People’s Republic of China.

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The following table sets forth the names, addresses, present principal occupation or employment (including their positions with or other relationships to Phicomm), the name and address of their principal employers, and the principal businesses of such employers of the directors, executive officers and controlling persons of Phicomm, Phicomm HK, the Acquirer and the Fund. Each of the persons listed in the table below is a citizen of the People’s Republic of China.

Name	Residence or Business Address	Principal Occupation or Employment	Employer’s Address and Principal Business

Phicomm
Gu Guoping	3666 Sixian Road Songjiang District Shanghai People’s Republic of China	Director and Chairman of Phicomm	3666 Sixian Road Songjiang District Shanghai People’s Republic of China
Wang Zhonghua	3666 Sixian Road Songjiang District Shanghai People’s Republic of China	Director and Vice Chairman of Phicomm	3666 Sixian Road Songjiang District Shanghai People’s Republic of China
Zheng Min	3666 Sixian Road Songjiang District Shanghai People’s Republic of China	Director and CEO of Phicomm	3666 Sixian Road Songjiang District Shanghai People’s Republic of China
Lin Tao	10 floor, No. 555, Rongmei Road, Songjiang District, Shanghai, People’s Republic of China	Director of Phicomm	3666 Sixian Road Songjiang District Shanghai People’s Republic of China
Jin Biao	No. 789, Minnan Road, Shanghai, People’s Republic of China	Director of Phicomm	3666 Sixian Road Songjiang District Shanghai People’s Republic of China
Qu Hong	No. 3 Guohua Investment Building, Dong Zhi Men South Street, Dong Cheng District, Beijing, People’s Republic of China	Director of Phicomm	3666 Sixian Road Songjiang District Shanghai People’s Republic of China
Xu Jinxian	7 floor, 90 Building, Daye Area of Guang Fu Lin Road, Song Jiang District, Shanghai, People’s Republic of China	Independent Non-executive Director of Phicomm	3666 Sixian Road Songjiang District Shanghai People’s Republic of China
Wei Jian	Room 2602, No. 100, Yu Tong Road, Zhabei District, Shanghai, People’s Republic of China	Independent Non-executive Director of Phicomm	3666 Sixian Road Songjiang District Shanghai People’s Republic of China
Sun Lijiang	Room 525, Wenli Building, No. 1350, Ganlan Road, Lingang New Town, Pudong New District, Shanghai, People’s Republic of China	Independent Non-executive Director of Phicomm	3666 Sixian Road Songjiang District Shanghai People’s Republic of China
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Phicomm HK

Gu Guoping (sole director)	c/o Shanghai Phicomm Communication Co., Ltd.	Chairman of Phicomm	See “Phicomm,” above

Smart Soho
Gu Guoping (sole director)	c/o Shanghai Phicomm Communication Co., Ltd.	Chairman of Phicomm	See “Phicomm,” above.

The Fund

Zhang Jun	c/o Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership)	Executive Partner Representative	See “The Fund,” above

During the last five years neither (i) any member of the Phicomm Group or, to their knowledge, any of the respective directors or officers of any member of the Phicomm Group nor (ii) the Fund or, to its knowledge, any the directors or officers of the Fund, has been convicted in a criminal proceeding (excluding, in each case, traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the extent that the Phicomm Group and the Fund may be deemed to share dispositive power over the Issuer’s Ordinary Shares owned by the Acquirer, as more fully described in Items 5 and 6 below, the Phicomm Group and the Fund may be deemed to constitute a group within the meaning of Rule 13d-5 under the Act. The Filing Persons are filing a single Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act. As provided in Rule 13d-1(k)(1)(ii) under the Act, the Phicomm Group is responsible for completeness and accuracy of the information set forth herein with respect to the members of the Phicomm Group but not the information with respect to the Fund, and the Fund is responsible for completeness and accuracy of the information set forth herein with respect to the Fund but not the information with respect to the Phicomm Group.

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Item 3.	Source and Amount of Funds or Other Consideration

On the date of this Schedule 13D, the Filing Persons are the beneficial owners of a total of 11,739,932 Ordinary Shares of the Issuer (see Item 5). The aggregate purchase price for the Ordinary Shares purchased and to be purchased by the Acquirer is US$70,439,592. 60% of the funds to acquire such Ordinary Shares have been or will be obtained from the working capital of Phicomm which will contribute such funds to Phicomm HK which, in turn, will use such funds to purchase 60% of the outstanding ordinary shares of the Acquirer. The remaining 40% of such funds was obtained from the Fund, in exchange for 40% of the outstanding shares of the Acquirer. The Fund acquired such funds from its working capital. All such funds have been or will be used to purchase the Issuer’s Ordinary Shares.

Phicomm HK and the Fund acquired their shares of the Acquirer pursuant to a Capital Increase and Share Subscription Agreement dated December 2, 2015, between the Fund and Phicomm, Phicomm HK and the Acquirer (the “Subscription Agreement”). For certain information regarding the Subscription Agreement, please see Item 6.

Item 4.	Purpose of Transaction

The Phicomm Group acquired the Ordinary Shares beneficially owned by them on the date of this Schedule 13D with a view to acquiring control of the Issuer. Depending upon market conditions and other relevant business and legal considerations, the Phicomm Group may, from time to time, acquire additional Ordinary Shares (in the public markets and/or in privately negotiated transactions) and/or dispose of some or all of their Ordinary Shares or cause affiliates to acquire, hold or dispose of Ordinary Shares. (Acquirer’s right to transfer or otherwise dispose of the Issuer’s Ordinary Shares is, however, restricted by the Subscription Agreement. See Item 6, below.)

In furtherance of the Phicomm Group’s intention to acquire control of the Issuer, under the Purchase Agreement (as defined in Item 6, below) pursuant to which the Acquirer purchased the Ordinary Shares, the conditions to Acquirer’s obligation to complete the purchase of the Ordinary Shares included the requirements that (i) each seller of Ordinary Shares under such agreement (or each affiliate of such sellers) that is a director of the Issuer (consisting of Mr. Himanshu H. Shah and Mr. Hong Liang Lu) shall have submitted his resignation from the board of directors of the Issuer, (ii) Mr. William Wong, the Issuer’s Chief Executive Officer, shall have submitted his resignation as a director and Chief Executive Officer of the Issuer, (iii) the Issuer’s board of directors shall have adopted resolutions increasing the total number of directors of the Issuer from six (6) persons to (8) persons, (iv) designees of the Acquirer shall have been appointed to the Issuer’s board of directors to fill the five vacancies caused by such resignations and the increase in the total number of directors, and (v) a designee of the Acquirer shall have been elected or appointed as the Chief Executive Officer of the Issuer. Pursuant to these provisions, Messrs. Shah, Lu and Wong have resigned from the Issuer’s board and Mr. Wong has resigned as the Issuer’s Chief Executive Officer. In addition, the number of directors of the Issuer was increased to eight (8), five designees of the Acquirer -- Messrs. Gu Guoping, Wang Zhonghua and Zheng Min, each of whom is an executive director of Phicomm, Ms. Sun Lijiang, an independent (non-executive) director of Phicomm, and Mr. Tenling Ti, who does not have any position with Phicomm -- have been elected to the Issuer’s board to fill the vacancies so created, and Mr. Tenling Ti will also become the Chief Executive Officer of the Issuer. All of the foregoing matters -- the action taken by the Issuer’s board of directors, the resignations of Messrs. Shah, Lu and Wong, the election of the Acquirer’s designees to the Issuer’s board and the appointment of Mr. Ti as the Issuer’s CEO -- will become effective upon the sellers’ receipt of aggregate payments of US$64,569,626 out of the total purchase price of US$70,439,592 for the Ordinary Shares. Acquirer has paid US$30,000,000 of such amount and, under the Purchase Agreement, payment of US$34,569,626 is due by December 16, 2015. See Item 6. Upon the effectiveness of such actions, the Issuer’s board will consist of eight persons, four of whom Phicomm believes are independent directors under the governance rules of the Nasdaq Stock Market and four of whom are affiliated with either Phicomm or (in the case of Mr. Ti), the Issuer. The eighth director will be Mr. Ti, Phicomm’s designee as Chief Executive Officer of the Issuer. In addition, effective upon the payment of such US$64,569,626, Mr. Gu Guoping, the Chairman of Phicomm, will become Chairman of the Board of the Issuer.

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The Phicomm Group intends to examine and explore possible approaches to increasing the Issuer’s business volume and coverage around the world, which may involve an examination of possible synergies between the Issuer’s business and Phicomm’s business. As part of this examination, through Phicomm’s Chairman Mr. Gu and their other designees on the Issuer’s Board, the Phicomm Group expects to engage in discussions with the Issuer’s Board of Directors, the Issuer’s management, other significant shareholders of the Issuer and other relevant parties concerning the Issuer and the Phicomm Group’s investment in the Issuer’s securities. The Phicomm Group anticipates that such discussions could include, but would not be limited to, the business, operations, financial condition, governance, management, strategy and future plans of the Issuer as well as any other matters which the Phicomm Group believes could be relevant to preserving and increasing the value of their investment in the Issuer’s Ordinary Shares and efforts to increase shareholder value generally. In this regard, the Subscription Agreement obligates the Acquirer to actively adopt such feasible plans and measures as may be necessary to promote the improvement and appreciation of the Issuer.

The Phicomm Group has not developed specific topics for such discussions or prepared or developed any specific plans or proposals relating to the Issuer, but they believe that possible matters for examination or exploration could include, among other possibilities, acquisitions or business combinations by the Issuer, dispositions of non-performing or non-core business, significant expansion of the Issuer’s sales and marketing efforts in attractive markets where the Issuer does not currently have extensive operations or sales. However, the Phicomm Group cannot predict whether any of the foregoing activities will ultimately result in plans or proposals that would be presented to the Issuer or its board or shareholders, and they have not entered into any contracts or made any commitments with respect to any of the foregoing matters.

Whether the Phicomm Group pursues one or more of the foregoing courses of action or develop any plans or proposals for any of the foregoing matters to the Issuer will depend on their evaluation of numerous factors, including their examination of Issuer’s the business, operations, financial condition, governance, management, strategy and future plans as described above, the market price of the Ordinary Shares, other investment opportunities available to the Phicomm Group, conditions in the securities markets, and economic and industry conditions in China and elsewhere. Except as described herein, the Phicomm Group does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Phicomm Group reserves the right, at any time and from time to time, to review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to the Issuer and its securities and to take such actions with respect to their investment in the Issuer as they deem appropriate, including, but not limited to, changing their current intentions with respect to any or all of the matters referred to above.

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As described in Item 6, certain provisions of Acquirer’s corporate documents and the Subscription Agreement may be deemed to provide the Fund with shared dispositive power over the Issuer’s Ordinary Shares. To the extent that the Fund may be deemed a beneficial owner of the Issuer’s shares, the Fund acquired such beneficial ownership for investment, principally to realize a favorable return on its investment in the Acquirer’s ordinary shares, which it believes may be available to it upon exercise of its rights to require Phicomm to repurchase the Acquirer’s shares pursuant to the Subscription Agreement. the Fund does not any presently have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Fund reserves the right, at any time and from time to time, to review or reconsider its position and/or formulate such plans or proposals in the event the Fund realizes on Phicomm HK’s pledge of the Acquirer’s shares to the Fund. See Item 6 for a description of Phicomm’s repurchase obligations with respect to the Acquirer’s shares held by the Fund and Phicomm HK’s pledge of Acquirer’s shares to the Fund.

Item 5.	Interest in Securities of the Issuer

On the date of this Schedule 13D, the Phicomm Group is the beneficial owners of 11,739,932 Ordinary Shares, constituting approximately 31.7% of the Issuer’s Ordinary Shares. Such percentage beneficial ownership has been calculated based upon 37,025,578 outstanding Ordinary Shares (38,148,076 outstanding Ordinary Shares at December 31, 2014, as set forth on the cover page of the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2014 and giving effect to share repurchases by the Issuer and vesting of restricted stock units). All of such 11,739,932 Ordinary Shares are issued and outstanding. 5,000,0,00 such shares are owned directly by the Acquirer, and 6,739,932 shares are subject to Acquirer’s contractual purchase rights under the Purchase Agreement described in Item 6.

As the indirect owner (through Phicomm HK) of 60% of the voting ordinary shares of the Acquirer, Phicomm may be deemed to possess indirect voting and dispositive power over the Ordinary Shares owned by the Acquirer and therefore may be deemed to be a beneficial owner of all such shares. As the Chairman and controlling shareholder of Phicomm, Mr. Gu may also be deemed to possess indirect voting and dispositive power over the Ordinary Shares owned by the Acquirer, and thus also be a beneficial owner of all such shares.

Under the Acquirer’s Memorandum and Articles of Association (the “M&A”), any merger or consolidation of the Acquirer must be approved by a special resolution (i.e., a two-thirds vote of shareholders, so that the Fund’s approval of such actions is required), and any transfer or other disposition of the outstanding shares of the Acquirer by any shareholder must be approved by all of the members of the Acquirer. Under the Subscription Agreement, any transfer of Phicomm HK’s shares of the Acquirer requires the prior consent of the Fund. The Fund’s rights under (i) the Acquirer’s M&A to consent to a merger or consolidation of the Acquirer and transfers of shares in the Acquirer and (ii) under the Subscription Agreement to consent to transfers of the shares of Acquirer, may be deemed to provide the Fund with the indirect power to consent to transfers of the Ordinary Shares owned by the Acquirer. In addition, under the Subscription Agreement, any transfer of the Issuer’s Ordinary Shares by Acquirer also requires the Fund’s consent. The Fund’s possession of such indirect and direct consent rights with respect to transfers of the Issuer’s Ordinary Shares held by Acquirer may be deemed to provide the Fund with beneficial ownership of such Ordinary Shares in the form of shared dispositive power over such Ordinary Shares.

Except for the Phicomm Group’s purchase of 11,739,932 Ordinary Shares, as reported in this Schedule 13D and Phicomm HK’s obligation to complete its pledge of the Acquirer’s shares to the Fund, none of the Filing Persons and, none of their respective officers or directors beneficially owns and Ordinary Shares or has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreement

On November 4, 2015, the Acquirer entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with Shah Capital Management, Inc. (“Shah Management”), Shah Capital Opportunity Fund LP (“Shah Opportunity” and, together with Shah Management, the “Shah Sellers”), Himanshu H. Shah (“Mr. Shah”), Hong Liang Lu (“Mr. Lu”), Lu Charitable Remainder Trust (“Lu Charitable Trust”), Lu Family Trust (“Lu Family Trust”) and The Lu Family Limited Partnership (“Lu Family Partnership,” together with Mr. Lu, Lu Charitable Trust and Lu Family Partnership, the “Lu Sellers” and the Lu Sellers, the Shah Sellers and Mr. Shah being, collectively, the “Sellers”). The Purchase Agreement sets out the terms for the purchase of 11,739,932 Ordinary Shares held by the Sellers by Acquirer at a price of US$6.00 per share, for a total consideration of US$70,439,592, subject to certain closing conditions. The aggregate purchase price excludes US$1,000,000 previously deposited in an escrow account and paid to the Sellers in consideration of certain amendments made to the Purchase Agreement. Under the Purchase Agreement, as amended, the aggregate purchase price, is payable in two tranches of US$64,569,626 and US$5,869,966. Acquirer paid a total of US$30,000,000 of the first tranche on December 4, 2015 and acquired 5,000,000 Ordinary Shares from the Shah Sellers. Payment of the remaining US$34,569,626 of the first tranche is due December 16, 2015. Payment of the second tranche of US$5,869,966, shall take place as soon as practicable after payment of the first tranche, but in no event later than January 8, 2016. Under the Purchase Agreement, Acquirer will acquire full and complete ownership of all 11,739,932 Ordinary Shares upon payment of the entire first tranche of the Purchase Price, and its obligation to pay the second tranche is not subject to the performance of any obligation or fulfillment of any condition by any Seller. Phicomm Technology (Hong Kong) Co., Limited, a subsidiary of Phicomm and owner of 60% of the share capital of Acquirer, has guaranteed payment of the second tranche of the purchase price to the Sellers.

The Purchase Agreement contains, among other provisions, certain representations and warranties by the parties (including, in the case of the Seller, certain representations and warranties relating to the Issuer), and conditions to the parties’ respective obligations customarily included in agreements of this type. Such conditions include satisfaction of the requirements set forth in the Purchase Agreement for the election of five designees of the Acquirer to the Issuer’s board of directors of the Issuer. Such conditions will be satisfied upon the Acquirer’s payment of the entire first tranche of the purchase of the Ordinary Shares. See Item 4.

Subscription Agreement

Phicomm, Phicomm HK and Acquirer have entered into the Subscription Agreement with the Fund pursuant to which the Fund agreed to purchase shares of Acquirer in the aggregate amount of US$28,175,836.80 (40% of the purchase price for the Issuer’s Ordinary Shares under the Purchase Agreement), and Phicomm HK agreed to purchase additional shares in the amount of US$42,263,755.20 (60% of the purchase price under the Purchase Agreement), in exchange for 40% and 60%, respectively, of the shares of Acquirer. The Subscription Agreement requires that the consideration paid for the shares of Acquirer be used solely for the acquisition of the Issuer’s Ordinary Shares and that Acquirer engage in no business activities other than ownership of the Issuer’s share (which may include purchases of additional Ordinary Shares).

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The Subscription Agreement contains various provisions that may directly or indirectly restrict or otherwise affect the Filing Parties’ beneficial ownership of, and their ability to effect transactions in, the Issuer’s Ordinary Shares. During the two-year period commencing three years after the closing of the share purchases under the Subscription Agreement (the “two-year exit period”), the Fund has the right to require that Phicomm repurchase the Fund’s shares in Acquirer, in whole or in part at a purchase price equal to the higher of the “Annualized Return Purchase Price” and (ii) the “Market Value Purchase Price,” each as defined in the Subscription Agreement. The Fund may also require Phicomm to repurchase its shares of Acquirer at any time upon the occurrence of certain events specified in the Investment Agreement, including a breach by any of Phicomm, Phicomm HK or Acquirer of their representations, undertakings and warranties in the Investment Agreement, a Material Adverse Change (as defined in the Subscription Agreement) in the business, operations, assets, financial condition or prospects of Phicomm, Phicomm HK and Acquirer, certain bankruptcy or similar events occurring in Phicomm, Phicomm HK, Acquirer or the Issuer, and a delisting of the Issuer from Nasdaq. Phicomm’s repurchase obligations have been jointly and severally guaranteed by Phicomm HK and the Acquirer, and Phicomm HK will pledge its shares in the Acquirer to secure its guarantee. Any realization by the Fund on Phicomm HK’s pledge of its shares would result in the Fund becoming the sole shareholder of Acquirer and, therefore, the sole beneficial owner of all of the Issuer’s Ordinary Shares held by Acquirer.

From the date of the Subscription Agreement until expiration of the two-year exit period, Acquirer may not, among other restrictions on its activities, carry out any investment, financing and trading or other activities or transactions, sell, pledge or otherwise dispose of its 11,739,932 Ordinary Shares of the Issuer or make any contract or commitment other than for its daily operations. Phicomm HK must obtain the Fund’s consent to any transfer of its shares in Acquirer (other than certain transfers to affiliates) and, upon receiving notice of any such proposed transfer, the Fund has a right of first refusal to purchase the shares to be transferred on the same terms and conditions or to require the proposed transferee to purchase the Fund’s shares (in whole or in part) on terms no less favorable than those offered to Phicomm HK. Phicomm has the right to repurchase any Acquirer shares that the Fund owns at the end of the two-year exit period at a purchase price to be negotiated by the parties, but not less than the Annualized Return Purchase Price. Upon a liquidation of Acquirer, the Fund is entitled to receive a liquidating distribution in an amount not less than the greater of the Annualized Return Purchase Price and the Market Value Repurchase Price of the shares it then holds. Phicomm and Phicomm HK have agreed to indemnify the Fund for any losses, damages, or depreciation in the value of the Fund’s shares in Acquirer resulting from Acquirer’s acquisition of the Ordinary Shares of the Issuer or its actions as a shareholder of the Issuer.

The foregoing descriptions of certain material terms of the Purchase Agreement and the Subscription Agreement in this Item 6 are not complete and are qualified in their entirety by reference to the full text of such agreements, each of which is an exhibit to this Schedule 13D and is hereby incorporated by reference into this Item 6. See Item 7.

To the best knowledge of the Phicomm Group, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between any member of the Phicomm Group and any other person with respect to any securities of the Issuer. To the best knowledge of the Fund, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between the Fund and any other person with respect to any securities of the Issuer.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit No.	Document
99.1	Purchase and Sale Agreement dated as of November 4, 2015 between The Smart Soho International Limited (the “Acquirer”) and, Himanshu Shah, Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, Hong Liang Lu, Lu Charitable Remainder Trust, The Lu Family Limited Partnership and Lu Family Trust (collectively, the ’Sellers”) (incorporated by reference to Exhibit 99.2 to Amendment No. 15 to the Schedule 13D filed by the Sellers on November 5, 2015).
99.2	Letter Agreement amending the Purchase Agreement dated December 4, 2015 between Acquirer and the Sellers (incorporated by reference to Exhibit 99.3 to Amendment No. 16 to the Schedule 13D filed by the Sellers on December 11, 2015)
99.3	Joint Filing Agreement (filed herewith).
99.4	Letter of Guarantee dated December 4, 2015 issued by Phicomm Technology (Hong Kong) Co., Limited to the Sellers (filed herewith).
99.5	English translation of Capital Increase and Share Subscription Agreement dated December 2, 2015, among Chongqing Liangjian New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership), Shanghai Phicomm Communication Co., Ltd., Phicomm Technology (Hong Kong), Limited and The Smart Soho International Limited (filed herewith).
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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2015

SHANGHAI PHICOMM COMMUNICATION CO., LTD.

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Chairman

PHICOMM TECHNOLOGY (HONG KONG) CO., LIMITED.

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Sole Director

THE SMART SOHO INTERNATIONAL LIMITED

By:	/s/	Gu Guoping
Name:		Gu Guoping
Title:		Sole Director

GU GUOPING, individually

/s/		Gu Guoping
Name:		Gu Guoping

Chongqing Liangjian New AREA Strategic Emerging Industries Equity Investment Fund Partnership (Limited LIABILITY Partnership)

By:	/s/	Zhang Jun
Name:		Zhang Jun
Title:		Executive Partner Representative